Filed by Humana Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Humana Inc.

Commission File No.: 001-05975

Date: August 11, 2015

The following FAQs were made available on Humana’s internal website on August 11, 2015:

As we continue to navigate the proposed Aetna merger with Humana, a wide variety of questions are naturally emerging. That’s why we are creating a series of FAQs on an ongoing basis for regular distribution via Hi! and other internal channels. Our goal is to provide accurate answers in the timeliest manner possible.

At this time, very few specifics about post transaction business operations are known. There will be a joint Aetna/Humana planning team established, and when specific details are available, we are committed to sharing them. Please send future questions to associatecommunications@humana.com.

Thank you for your ongoing passion, dedication and engagement as we look forward to a bright future.

Benefits

Q:	How will our associate benefits be affected, including medical plans, maternity, PTO, medical, scholarship programs for students of employees, etc.

A:	We have not yet begun discussions about the integration of benefits.

Q:	In the event that our jobs are eliminated, what happens to the PTO hours that rolled over into our STIP bank; which now shows as STD hours under Accrual Summary in the on-line time keeping tool?

A:	Any PTO hours that are above the PTO maximum are moved into the STD supplemental bank to be used for the qualifying five-day period before disability benefits begin, or to supplement pay to 100% for an approved disability occurence. Amounts in the STD supplemental bank are not paid out upon termination.

Compensation and Career Planning

Q:	Although this will only pertain to a small percentage of associates, how do you expect this to affect those who plan to retire in the next year or two?

A:	Anyone who is nearing retirement should meet with their tax or financial advisor in preparation for retirement. Retirement planning resources are available through EAP and Schwab Advice at no cost.

Transaction Related

Q:	Are you able to elaborate on the role Humana’s PBM played in our appeal to Aetna?

A:	We believe that Aetna recognizes the talented team, culture and strong capabilities that Humana brings to the merger. Post close, Aetna will evaluate the capabilities and value each entity can deliver to consumers to determine the best direction for the combined company. Humana Pharmacy Solutions and Humana Pharmacy mail order have built strong capabilities and value for Humana health plans and consumers, and our continued focus is critical as we operate through this transition period.

Q:	Would this merger still have happened had the Supreme Court decision about the ACA gone the other way?

A:	There were many reasons considered by the Humana Board of Directors before approving the transaction with Aetna, but the Supreme Court decision (King v. Burwell) was not among them. That said, we believe that the Affordable Care Act has improved access to health insurance for millions of people, but it has not fully addressed the rising cost of healthcare. We believe the solutions that we and Aetna together will offer will accelerate the movement toward a value-based, affordable and high quality health system.

Q:	What can you tell us about the rumors that operating costs need to be reduced in order for the merger to go forward?

A:	As the healthcare industry transforms to meet the needs of today’s consumers, one thing remains constant: the need for cost-containment to make care and coverage affordable. Measures to reduce our operating expenses and simplify Humana’s business were in place long before the merger announcement (e.g., Project SPARC, Niteo, etc.) and many will remain heading into the transaction close. Completion of the merger is not dependent upon these efforts being successful.

Humana Services and Products

Q:	It has been indicated that Aetna is impressed with Service Fund, and with the apparent branding of Medicare business as Humana, it seems safe to say that CAS will continue to live through this acquisition, and the employees who work with CAS and Medicare have a bright future with Aetna. But what about MetaVance? This is a premier platform for which Humana owns a license, and can be considered a huge asset. Has Aetna given any indication as to the future of MetaVance? What platform does Aetna currently use for their commercial business? This same question can also extend to CIS as a contract administration system.

A:	Once a formal integration planning team has been formed, and we and Aetna engage in conversations regarding the post-closing integration process, systems and platforms from each organization will be evaluated to determine the approach that will help us best support our members.

Q:	How do we think the transaction will impact quote levels and renewals?

A:	Until the transaction closes, which we currently expect to occur in the second half of 2016, we and Aetna remain separate, independent and competing companies. In this interim period, we believe we have compelling products in the marketplace, including our innovative solutions like TotalHealth, HumanaVitality, Level Funded Premium, a refreshed Dental solution, and our private exchange offering, IntelliChoice. We recently introduced renewal options for small business. Our wellness offerings continue to expand with nationally recognized brand partners. We remain a vibrant competitor in the marketplace especially for groups looking to improve workforce well-being and productivity and reduce the cost of claims. Post-closing, we cannot say how Aetna will operate in the marketplace.

Q:	As we approach open enrollment for some of our groups at the end of this year, how do we make new and existing members confident in selecting us for 2016, especially, where Aetna has been a competitor for their business?

A:	Until the transaction closes, which we currently expect to occur in the second half of 2016, we and Aetna remain separate, independent, and competing companies. In this interim period, we have a compelling value proposition and are the trusted brand offering health and wellness solutions that help people achieve their best health. We strongly believe that employers and members alike will value us as their health partner. It is also important to note that members’ coverage, network of providers, and how we work with them will also continue as usual through the end of their contract year. As always, we are committed to providing members with a high quality healthcare experience and superior service.

Humana Specific

Q:	Why is this merger necessary for the people we serve? How will the member experience be better under this new arrangement compared to if it would not take place?

A:	The merger of Humana and Aetna offers significant, complementary strengths to create a more capable and more diverse new health company that directly benefits consumers in multiple ways:

It drives affordability. By bringing together what Humana does best and what Aetna does best, we have the opportunity to better align physicians and the care consumers receive. Value-based reimbursement enables better incentives for improving health outcomes, and our merging of resources allows for more integrated clinical and wellness programs available to more people — delivering the right care at the right time.

It broadens access. Greater local geographic reach of providers, benefits, programs and services coupled with new and convenient capabilities for accessing care (e.g. telemedicine, remote monitoring, future care in the home) extends the way care is delivered.

It expands choices. The new entity will result in a full suite of products to enable choice based on life stage, lifestyle and health conditions. Plus, consumers will experience seamless migration from one product to the next throughout their own health journey.

It encourages simplicity. Together, our organizations bring tools and resources to our consumers that help them easily navigate the complexity of the healthcare system and help them more readily engage in achieving their best health.

Q:	Will we still transfer CBIS to MTV?

A:	We expect to form a joint integration planning team with Aetna, and we won’t know how IT will evolve until that team evaluates each companies’ platforms and creates a plan for the post-closing systems infrastructure.

Q:	How will the proposed merger impact strategic initiatives in Bold Moves Markets and as we rollout new markets, specifically within Tampa and Louisville?

A:	Our Bold Moves Markets play vital roles in advancing our knowledge and capabilities around simultaneously improving health and business outcomes. Strategic work will continue within the Bold Moves Markets we have launched to affect health in a positive way at the community level.

We believe that Aetna shares a similar vision for transforming the future of healthcare, improving the health of individuals and communities, and helping provider partners do their best work. Together, we will be able to deliver, at local and national levels, a simple, personalized and higher-quality healthcare experience to many more customers across the country. This experience should be informed by the knowledge and capabilities Humana is developing in Bold Moves Markets.

Q:	Do you see any impact on our new IT operating model with Aetna’s merger?

A:	No – until the closing, which is currently expected to occur in the second half of 2016, the companies remain separate, independent entities, and the operating model transformation that is currently underway at Humana remains one of IT’s highest priorities. The IT leadership team and all IT associates will continue to work together to drive change within the organization to ensure that IT remains contemporary, is customer-centric in its approach to all projects, and acts as a trusted technology partner across the enterprise.

Q:	Are we still going to invest in building private exchanges and change employer experience enrolling / renewing with us?

A:	Yes. Until the transaction closes, which is currently expected to occur in the second half of 2016, we and Aetna remain separate, independent and competing companies. We will continue to sell our IntelliChoice platform and will be piloting a new platform for small business employers (2 – 50 lives) in select geographies in the fall of 2015. Our employer experiences with enrollment and renewals will also continue business as usual, including our online small business employer portal.

Q:	Many of us generate the majority of our income (about 80%) from AEP sales, and then we service these clients throughout the year. All the sales we bring into Humana between October and end of December 2015 are paid on March 10, 2016, the following year. If the deal closes in January or February 2016, will we still get the commissions and residual, or perpetuity, due us in March? Is there an agreement regarding this?

A:	The transaction is currently expected to close in the second half of 2016. Sales incentives will be paid according to the administrative rules of each respective plan. Any incentives earned prior to the close date will be paid according to the original provisions of each plan. If the merger closes anytime in 2016, these plans will remain in effect for the entire 2016 performance period regardless of the close date of the merger and will be paid per the usual administrative timeline.

Humana and Aetna Business Related

Q:	Is Aetna still conducting earnings calls? If so, can the conference call information be provided for associates to attend?

A:	Yes, Aetna is still conducting earnings calls. Humana associates can find information about these calls on the Aetna Investor Relations page, located at www.aetna.com/investor.

Q:	We have received several questions regarding the details of how or if specific roles will be impacted following the close of the transaction, including Humana’s internship programs, opportunities for international placements, benefits, and whether corporate functions will be located in Louisville or Hartford.

A:	We cannot speak to what Aetna’s approach will be and what roles will be part of the ongoing strategy. The details on these matters have not yet been determined.

Q:	Aetna has a contract with CVS Caremark for their Pharmacy Benefit Manager. What does that mean for Humana Pharmacy Solutions and Humana Pharmacy mail order?

A:	The proposed transaction is currently expected to close in the second half of 2016; until the transaction closes we are and will continue to operate as separate and competing companies, including the pharmacy divisions. We anticipate having to complete the 2017 Medicare bids prior to the close of the transaction, and all pharmacy components of those bids will need to be approached with the same rigor and discipline to lower consumer costs and improve experiences as in years past. Post close, the capabilities and value that each entity can deliver to consumers will be evaluated to determine the best direction for the combined company. Humana Pharmacy Solutions and Humana Pharmacy mail order have built strong capabilities and value for Humana health plans and consumers, and our continued focus is critical as we operate through this transition period.

Q:	What is the plan for Transcend Insights given what appears to be overlap with Aetna’s Healthagen division?

A:	A combined Aetna/Humana brings sophisticated capabilities that exist in both organizations – Aetna with Healthagen, its technology platform for value-based reimbursement, and our extensive experience and investment in provider practices and capabilities with Transcend and Transcend Insights.

Over the coming months, we expect to build with Aetna an integration planning team that will work to address how we can best utilize each other’s capabilities and bring our companies together after the transaction closes. It is premature to discuss specifics at this point as we are still early in the process.

Q:	Does Aetna have a large ASO segment?

A:	The AET 2Q 2015 press release statistical supplement shows commercial as a percent of total medical membership as 83.6% and ASO as a percent of total commercial membership as 68.7%.

Important Information for Investors and Stockholders

These materials do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), Aetna and Humana will file relevant materials with the Securities and Exchange Commission (the “SEC”), including an Aetna registration statement on Form S-4 that will include a joint proxy statement of Aetna and Humana that also constitutes a prospectus of Aetna, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Aetna and Humana. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204. Copies of the documents filed with the SEC by Humana will be available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3644.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015 and May 26, 2015. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

These materials contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aetna’s and Humana’s control.

Statements in these materials regarding Aetna and Humana that are forward-looking, including projections as to the anticipated benefits of the pending transaction, increased membership as a result of the pending transaction, the impact of the pending transaction on Aetna’s and Humana’s businesses and share of revenues from government business, the impact of the transaction on Aetna’s and Humana’s operating earnings per share, earnings before interest, taxes, depreciation and amortization (“EBITDA”), revenues and parent cash flows, the synergies from the pending transaction, and the closing date for the pending transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s and Humana’s control. In particular, projected financial information for the combined businesses of Aetna and Humana is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Aetna or Humana. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna’s and Humana’s ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna’s ability to promptly and effectively integrate Humana’s businesses; the diversion of management time on acquisition-related issues; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; medical cost increases resulting from unfavorable changes in contracting or re-contracting with providers (including as a result of provider consolidation and/or integration); and increased pharmacy costs (including in Aetna’s and Humana’s health insurance exchange products)); the profitability of Aetna’s and Humana’s public health insurance exchange products, where membership is higher than Aetna or Humana projected and may have more adverse health status and/or higher medical benefit utilization than Aetna or Humana projected; uncertainty related to Aetna’s and Humana’s accruals for healthcare reform’s reinsurance, risk adjustment and risk corridor programs (“3R’s”); the implementation of healthcare reform legislation, including collection of healthcare reform fees, assessments and taxes through increased premiums; adverse legislative, regulatory and/or judicial changes to or interpretations of existing healthcare reform legislation and/or regulations (including those relating to minimum MLR rebates); the implementation of health insurance exchanges; Aetna’s and Humana’s ability to offset Medicare Advantage and PDP rate pressures; and changes in Aetna’s and Humana’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows. Healthcare reform will continue to significantly impact Aetna’s and Humana’s business operations and financial results, including Aetna’s and Humana’s pricing and medical benefit ratios. Key components of the legislation will continue to be phased in through 2018, and Aetna and Humana will be required to dedicate material resources and incur material expenses during 2015 to implement healthcare reform. Certain significant parts of the legislation, including aspects of public health insurance exchanges, Medicaid expansion, reinsurance, risk corridor and risk adjustment and the implementation of Medicare Advantage and Part D minimum medical loss ratios (“MLRs”), require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S. Congress to amend or restrict funding for various aspects of healthcare reform, and litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of healthcare reform. As a result, many of the impacts of healthcare reform will not be known for the next several years. Other important risk factors include: adverse changes in healthcare reform and/or other federal or state government policies or regulations as a result of healthcare reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna’s or Humana’s business model, restrict funding for or amend various aspects of healthcare reform, limit Aetna’s or Humana’s ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, or eliminate or reduce ERISA pre-emption of state laws (increasing Aetna’s or Humana’s potential litigation exposure)); adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); reputational or financial issues arising from Aetna’s and Humana’s social media activities, data security breaches, other cybersecurity risks or other causes; Aetna’s and Humana’s ability to diversify Aetna’s and Humana’s sources of revenue and earnings, transform Aetna’s and Humana’s business model, develop new products and optimize Aetna’s and Humana’s business platforms; adverse changes in size, product or geographic mix or medical cost experience of membership; managing executive succession and key talent retention, recruitment and development; failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to Aetna or Humana; failure to adequately implement healthcare reform; the outcome of various litigation and regulatory matters, including audits, challenges to Aetna’s and Humana’s minimum MLR rebate methodology and/or reports, guaranty fund assessments, intellectual property litigation and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna’s and Humana’s payment practices with respect to out-of-network providers and/or life insurance policies; Aetna’s and Humana’s ability to integrate, simplify, and enhance Aetna’s and Humana’s existing products, processes and information technology systems and platforms to keep pace with changing customer and regulatory needs; Aetna’s ability to successfully integrate Aetna’s businesses (including Humana, Coventry, bswift LLC and other businesses Aetna may acquire in the future) and implement multiple strategic and operational initiatives simultaneously; Aetna’s and Humana’s ability to manage healthcare and other benefit costs; adverse program, pricing, funding or audit actions by federal or state government payors, including as a result of sequestration and/or curtailment or elimination of the Centers for Medicare & Medicaid Services’ star rating bonus payments; Aetna’s and Humana’s ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; failure by a service provider to meet its obligations to us; Aetna’s and Humana’s ability to develop and maintain relationships (including collaborative risk-sharing agreements) with providers while taking actions to reduce medical costs and/or expand the services Aetna and Humana offers; Aetna’s and Humana’s ability to demonstrate that Aetna’s and Humana’s products and processes lead to access to quality affordable care by Aetna’s and Humana’s members; Aetna’s and Humana’s ability to maintain Aetna’s and Humana’s relationships with third-party brokers, consultants and agents who sell Aetna’s and Humana’s products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; a downgrade in Aetna’s or Humana’s financial ratings; and adverse impacts from any failure to raise the U.S. Federal government’s debt ceiling or any sustained U.S. Federal government shut down. For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna’s 2014 Annual Report on Form 10-K (“Aetna’s 2014 Annual Report”) on file with the Securities and Exchange Commission (“SEC”). You should also read Aetna’s 2014 Annual Report and Aetna’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, on file with the SEC, for a discussion of Aetna’s historical results of operations and financial condition. For more discussion of important risk factors that may materially affect Humana, please see the risk factors contained in Humana’s 2014 Annual Report on Form 10-K (“Humana 2014 Annual Report”) on file with the SEC. You should also read Humana’s 2014 Annual Report and Humana’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, on file with the SEC, for a discussion of Humana’s historical results of operations and financial condition.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Humana. Neither Aetna nor Humana assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.